                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           --------------------------

                                   FORM 11-K
(Mark One)


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1994


                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
           For the transition period from ___________ to ___________


                          Commission File Number 1-777


                           --------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           J. C. Penney Company, Inc.
                   Savings and Profit-Sharing Retirement Plan
                            12700 Park Central Place
                              Dallas, Texas  75251


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           J. C. Penney Company, Inc.
                               6501 Legacy Drive
                            Plano, Texas  75024-3698

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                       Financial Statements and Schedules

                           December 31, 1994 and 1993

                  (With Independent Auditors' Report Thereon)

                          J. C. PENNEY COMPANY, INC.
                  SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                               Table of Contents
                               -----------------



Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 1994 and 1993

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1994 and 1993

Notes to Financial Statements


                                                                        Schedule
                                                                        --------

Item 27a - Schedule of Assets Held for Investment Purposes
 as of December 31, 1994                                                    1

Item 27d - Schedule of Reportable Transactions for the
 year ended December 31, 1994                                               2

              [LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]




                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The J. C. Penney Company, Inc.
 Benefit Administration Committee,
 Benefit Plans Investment Committee, and the
 Benefit Plans Review Committee:


We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Company, Inc. Savings and Profit-Sharing Retirement Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the J. C. Penney Company, Inc. Savings and Profit-Sharing Retirement Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Item 27a - Schedule of Assets Held for Investment Purposes and Item 27d - Schedule of Reportable Transactions, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Dallas, Texas                          /s/ KPMG Peat Marwick LLP
May 12, 1995

                          J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                Statements of Net Assets Available for Benefits

                           December 31, 1994 and 1993

                                                                         1994             1993
                                                                         ----             ----
Assets:
  Investments, at fair value (note 2):
    J. C. Penney Company, Inc. common stock - 30,911,521
      shares in 1994 and 29,746,648 shares in 1993
      (cost $853,782,375 and $723,528,412, respectively)            $1,379,426,625  1,565,417,351
    State Street Bank Index Fund - 788,395 units in 1994
      and 926,099 units in 1993 (cost $25,284,138 and
      $27,361,218, respectively)                                        55,629,970     64,451,853
    State Street Bank Liquidity Fund (cost approximates
      fair value)                                                       17,219,546     19,280,009
    Funds held under structured investment contracts:
      U.S. agency backed collateralized mortgage obligations
        (cost $239,764,664 in 1994 and $312,345,761 in 1993)           230,303,568    320,101,946
      Other U.S. Government obligations (cost $24,955,249 in
        1994 and $18,281,851 in 1993)                                   24,621,649     18,305,319
      Corporate bonds and notes (cost $49,707,803 in
        1994 and $27,550,077 in 1993)                                   47,470,763     27,399,260
      Foreign government obligations (cost $6,009,117
        in 1994)                                                         5,834,218             --
      Other bonds (cost $20,183,163 in 1994 and $19,202,343
        in 1993)                                                        19,771,241     19,491,045
      Wrap agreements (cost $2,731,136 in 1994
        and $2,337,850 in 1993)                                         16,937,687     (5,231,648)
    Participants' loans (unpaid principal balance
      approximates fair value)                                          20,245,297     19,756,762
  Funds with insurance companies, at contract value                    338,198,542    373,848,131
                                                                    --------------  -------------
            Total investments                                        2,155,659,106  2,422,820,028
                                                                    --------------  -------------
  Receivables:
    Miscellaneous                                                           19,387         20,032
    Accrued interest and dividends                                         657,950        581,293
    Due from broker for securities sold                                         --        407,049
                                                                    --------------  -------------
                                                                           677,337      1,008,374
                                                                    --------------  -------------
            Total assets                                             2,156,336,443  2,423,828,402
                                                                    --------------  -------------
Liabilities:
  Cash overdraft                                                            10,911        112,298
  Due to J. C. Penney Company, Inc.                                          2,748         18,798
  Due to broker for securities purchased                                   699,981             --
  Accrued expenses and other liabilities                                   846,404      2,063,511
                                                                    --------------  -------------
            Total liabilities                                            1,560,044      2,194,607
                                                                    --------------  -------------

Net assets available for benefits                                   $2,154,776,399  2,421,633,795
                                                                    ==============  =============

See accompanying notes to financial statements.

                          J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1994 and 1993



                                                         1994             1993
                                                         ----             ----
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments                                $ (240,198,876)    422,513,532
    Interest                                            50,208,699      55,420,612
    Dividends                                           48,597,291      42,768,257
                                                    --------------   -------------
                                                      (141,392,886)    520,702,401
    Less investment expenses                              (319,418)       (231,446)
                                                    --------------   -------------
                                                      (141,712,304)    520,470,955
                                                    --------------   -------------

  Contributions - J. C. Penney Company, Inc.             1,036,593              --
                                                    --------------   -------------
            Total additions                           (140,675,711)    520,470,955
                                                    --------------   -------------

Deductions from net assets attributed to:
  Deferral fees                                            175,191         116,849
  Benefit payments                                     126,006,494     116,538,138
                                                    --------------   -------------
            Total deductions                           126,181,685     116,654,987
                                                    --------------   -------------

Change in net assets available for benefits           (266,857,396)    403,815,968
Beginning net assets available for benefits          2,421,633,795   2,017,817,827
                                                    --------------   -------------

Ending net assets available for benefits            $2,154,776,399   2,421,633,795
                                                     =============   =============

See accompanying notes to financial statements.

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 1994 and 1993


(1)  Description of Plan
     -------------------

     The following brief description of the J. C. Penney Company, Inc. Savings and Profit-Sharing Retirement Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan summary description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     (a)   General
           -------

           The Plan is a defined contribution plan which is frozen. Prior to its discontinuation, the Plan covered substantially all eligible employees ("Associates") of J. C. Penney Company, Inc. (the "Company"). Associates who had completed 1,000 or more hours of service within a period of 12 consecutive months were eligible to participate in the Plan. Effective January 1, 1989, the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan replaced the Plan. While the Company presently has no intention to do so, it reserves the right to terminate the Plan and the related J. C. Penney Company, Inc. Savings and Profit-Sharing Trust (the "Trust") at any time, subject to the provisions of ERISA.

           The financial statements include all of the funds which comprise the Plan. All administrative expenses of the Plan not paid by the Trust are paid by the Company.

      (b)  Contributions
           -------------

           Associate contributions ceased for plan years after 1988 and participants became fully vested in all accounts.

           In 1994, the Company, in accordance with Plan provisions, made a contribution to the Plan to fund the reinstatement of forfeited company accounts for associates who left employment of the Company prior to January 1, 1989 and were rehired within five years. Additional contributions to the Plan are not expected. No contributions were made to the Plan by the Company between 1988 and 1993.

      (c)  Investment Programs
           -------------------

           Participants' account balances are invested in the Plan's investment programs in accordance with their elections. The investment programs include the Penney Stock Account (consisting of investments in J. C. Penney Company, Inc. common stock), the S&P 500 Account (consisting of investments in commingled equity funds), and the Interest Income Account (consisting of contracts with insurance companies and structured investment contracts, which provide a specific interest rate for a specified period of time). Each of these funds are maintained on a unit value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

                                                                     (Continued)

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements


      (d)  Payment of Benefits
           -------------------

           Benefits remain in the Plan until the participant elects payment. The normal form of payment is a lump sum settlement (cash and/or J. C. Penney Company, Inc. common stock). In lieu of a lump sum settlement, a participant who has attained retirement age may elect an optional annuity for life or installment payments for a specified period of time.

      (e)  Loans to Participants
           ---------------------

           Loans may be made available to active or nonretired participants upon their request. All loans must be adequately secured and bear interest at a reasonable rate. Loan amounts and the term of repayment are limited in accordance with Plan provisions.

(2)  Investments
     -----------

     Investments in securities are stated at fair value using quoted market prices. Funds with insurance companies are recorded at contract value as reported to the Plan by each insurance company. Each contract is credited with earnings and charged for withdrawals. The Plan also invests in structured investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities. The average cost method is used to calculate gains and losses on the sale of investments on a trade date basis. Except for certain funds with insurance companies, the Plan's investments are held by the trustee, State Street Bank and Trust Company.

                                                                     (Continued)

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements


     The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                     December 31, 1994                     December 31, 1993
                                     -----------------                     -----------------
                                Shares, units       Fair value/      Shares, units       Fair value/
                                or principal         contract        or principal         contract
        Investment                 amount              value            amount              value
        ---------                  ------              -----            ------              -----
Investments, at fair value:
  J. C. Penney Company, Inc.     30,911,521       $ 1,379,426,625     29,746,648       $ 1,565,417,351
    common stock
  Other                                  --           776,232,481             --           857,402,677
                                                   --------------                       --------------
                                                  $ 2,155,659,106                      $ 2,422,820,028
                                                   ==============                       ==============

The number of units and net asset value per unit are as follows:

                                    December 31, 1994                   December 31, 1993
                                    -----------------                   -----------------
                                                 Net asset                            Net asset
                                 Units             value             Units              value
                                 -----             -----             -----              -----
Penney Stock Account           93,952,059      $ 14.698732        93,158,712          16.814552
S&P 500 Account                 6,062,619         9.119812         7,208,059           8.983400
Interest Income Account*       75,893,537         9.201917        89,424,379           8.626129

* Units are not assigned to participants' loans receivable.

(3)  Tax Status
     ----------

     The Plan obtained its latest determination letter on August 23, 1993 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable qualification requirements of the Internal Revenue Code. The Plan has been amended subsequent to receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the date of the financial statements.

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements


(4)  Allocation of Plan Assets and Liabilities to Investment Programs:
     ----------------------------------------------------------------

                                                                    December 31, 1994
                                               --------------------------------------------------------------
                                                                                                     Interest
                                                           Penney Stock          S&P 500              Income
                                               Total         Account             Account              Account
                                               -----         -------             -------              -------
Assets:
  Investments, at fair value:
    J. C. Penney Company, Inc. common
      stocks - 30,911,521 shares
      (cost $853,782,375)                 $1,379,426,625   1,379,426,625               --                   --
    State Street Bank Index Fund -
      788,395 units (cost $25,284,138)        55,629,970              --       55,629,970                   --
    State Street Bank Liquidity Fund
      (cost approximates fair value)          17,219,546       1,467,585               --           15,751,961
    Funds held under structure investment
      contracts:
        U.S. agency backed collateralized
         mortgage obligations (cost
         $239,764,664)                       230,303,568              --               --          230,303,568
        Other U.S.  Government
         obligations (cost $24,955,249)       24,621,649              --               --           24,621,649
        Corporate bonds and notes (cost
         $49,707,803)                         47,470,763              --               --           47,470,763
        Foreign government obligations
         (cost $6,009,117)                     5,834,218              --               --            5,834,218
        Other bonds (cost $20,183,163)        19,771,241              --               --           19,771,241
        Wrap agreements (cost
         $2,731,136)                          16,937,687              --               --           16,937,687
    Participants' loans (unpaid principal
      balance approximates fair value)        20,245,297              --               --           20,245,297
    Funds with insurance companies, at
      contract value                         338,198,542              --               --          338,198,542
                                           -------------   -------------       ----------          -----------
             Total investments             2,155,659,106   1,380,894,210       55,629,970          719,134,926
                                           -------------   -------------       ----------          -----------

  Receivables:
    Miscellaneous                                 19,387          11,271               --                8,116
    Accrued interest and dividends               657,950          23,871               --              634,079
    Interfund balances                                --       1,007,409         (265,359)            (742,050)
                                           -------------   -------------       ----------          -----------
                                                 677,337       1,042,551         (265,359)             (99,855)
                                           -------------   -------------       ----------          -----------
             Total assets                  2,156,336,443   1,381,936,761       55,364,611          719,035,071
                                           -------------   -------------       ----------          -----------

  Liabilities:
    Cash overdraft                                10,911          10,911               --                   --
    Due to J. C. Penney Company, Inc.              2,748              --               --                2,748
    Due to broker                                699,981         699,981               --                   --
    Accrued expenses and other liabilities       846,404          74,457           11,415              760,532
                                           -------------   -------------       ----------          -----------
             Total liabilities                 1,560,044         785,349           11,415              763,280
                                           -------------   -------------       ----------          -----------
  Net assets available for benefits       $2,154,776,399   1,381,151,412       55,353,196          718,271,791
                                           =============   =============       ==========          ===========

                                                                     (Continued)

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements



     (4)  Allocation of Plan Assets and Liabilities to Investment Programs,
          -----------------------------------------------------------------
Continued:
- ---------

                                                                    December 31, 1993
                                               --------------------------------------------------------------
                                                                                                     Interest
                                                              Penney Stock          S&P 500           Income
                                                  Total         Account             Account           Account
                                                  -----         -------             -------           -------
Assets:
  Investments, at fair value:
    J. C. Penney Company, Inc. common
      stock -  29,746,648 shares
      (cost $723,528,412)                    $1,565,417,351   1,565,417,351               --                --
    State Street Bank Index Fund -
      926,099 units (cost $27,361,218)           64,451,853              --       64,451,853                --
    State Street Bank Liquidity Fund (cost
      approximates fair value)                   19,280,009         134,837               --        19,145,172
    Funds held under structured investment
      contracts:
      U.S. agency backed collateralized
        mortgage obligations (cost
        $312,345,761)                           320,101,946              --               --       320,101,946
      Other U.S. Government obligations
        (cost $18,281,851)                       18,305,319              --               --        18,305,319
      Corporate bonds and notes (cost
        $27,550,077)                             27,399,260              --               --        27,399,260
      Other bonds (cost $19,202,343)             19,491,045              --               --        19,491,045
      Wrap agreements (cost $2,337,850)          (5,231,648)             --               --        (5,231,648)
    Participants' loans (unpaid principal
      balance approximates fair value)           19,756,762              --               --        19,756,762
  Funds with insurance companies, at
    contract value                              373,848,131              --               --       373,848,131
                                              -------------   -------------       ----------       -----------
         Total investments                    2,422,820,028   1,565,552,188       64,451,853       792,815,987
                                              -------------   -------------       ----------       -----------
  Receivables:
    Miscellaneous                                    20,032          11,059               --             8,973
    Accrued interest and dividends                  581,293             381               --           580,912
    Due from broker                                 407,049         407,049               --                --
    Inter-fund balances                                  --         904,972          380,479        (1,285,451)
                                              -------------   -------------       ----------       -----------
                                                  1,008,374       1,323,461          380,479          (695,566)
                                              -------------   -------------       ----------       -----------
             Total assets                     2,423,828,402   1,566,875,649       64,832,332       792,120,421
                                              -------------   -------------       ----------       -----------

Liabilities:
  Cash overdraft                                    112,298         112,453             (155)               --
  Due to J. C. Penney Company, Inc.                  18,798              --               --            18,798
  Accrued expenses and other liabilities          2,063,511         618,723           56,942         1,387,846
                                              -------------   -------------       ----------       -----------
             Total liabilities                    2,194,607         731,176           56,787         1,406,644
                                              -------------   -------------       ----------       -----------

Net assets available for benefits            $2,421,633,795   1,566,144,473       64,775,545       790,713,777
                                              =============   =============       ==========       ===========

                                                                     (Continued)

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements


(5)  Allocation of Plan Income and Changes in Plan Equity to Investment
     ------------------------------------------------------------------
     Programs:

                                                              Year ended December 31, 1994
                                        ------------------------------------------------------------------------
                                                                                                       Interest
                                                               Penney Stock        S&P 500             Income
                                            Total                 Account          Account             Account
                                            -----              ------------        -------             --------
Additions to net assets
  attributed to:
  Investment income:
    Net appreciation
     (depreciation) in fair
     value of investments               $ (240,198,876)        (240,845,290)          646,414                  --
    Interest                                50,208,699              199,864             3,580          50,005,255
    Dividends                               48,597,291           48,597,291                --                  --
                                         -------------        -------------        ----------         -----------
                                          (141,392,886)        (192,048,135)          649,994          50,005,255
    Less investment expenses                  (319,418)                  --                --            (319,418)
                                         -------------        -------------        ----------         -----------
                                          (141,712,304)        (192,048,135)          649,994          49,685,837
                                         -------------        -------------        ----------         -----------

  Contributions - J. C. Penney
     Company, Inc.                           1,036,593            1,036,593                --                  --
                                         -------------        -------------        ----------         -----------
       Total additions                    (140,675,711)        (191,011,542)          649,994          49,685,837
                                         -------------        -------------        ----------         -----------

Deductions from net assets
  attributed to:
    Deferral fees                              175,191               23,856             4,272             147,063
    Participants' transfers                         --          (71,293,355)        6,233,244          65,060,111
    Benefit payments                       126,006,494           65,251,018         3,834,827          56,920,649
                                         -------------        -------------        ----------         -----------
       Total deductions                    126,181,685           (6,018,481)       10,072,343         122,127,823
                                         -------------        -------------        ----------         -----------

Change in net assets available
   for benefits                           (266,857,396)        (184,993,061)       (9,422,349)        (72,441,986)
Beginning net assets available
   for benefits                          2,421,633,795        1,566,144,473        64,775,545         790,713,777
                                         -------------        -------------        ----------         -----------


Ending net assets available for
   benefits                             $2,154,776,399        1,381,151,412        55,353,196         718,271,791
                                        ==============        =============        ==========         ===========

                                                                     (Continued)

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements

                                                            Year ended December 31, 1993
                                    ------------------------------------------------------------------------
                                                                                                   Interest
                                                            Penney Stock         S&P 500           Income
                                        Total                  Account           Account           Account
                                        -----               ------------         -------           -------

Additions to net assets
 attributed to:
  Investment income:
    Net appreciation in fair
     value of investments           $  422,513,532           416,505,924         6,007,608                --
    Interest                            55,420,612               163,299             3,527        55,253,786
    Dividends                           42,768,257            42,768,257                --                --
                                    --------------         -------------        ----------       -----------
                                       520,702,401           459,437,480         6,011,135        55,253,786

  Less investment expenses                (231,446)                   --                --          (231,446)
                                    --------------         -------------        ----------       -----------
       Total additions                 520,470,955           459,437,480         6,011,135        55,022,340
                                    --------------         -------------        ----------       -----------

Deductions from net assets
 attributed to:
  Deferral fees                            116,849                11,088             2,070           103,691
  Participants' transfers                       --            (9,143,194)         (106,364)        9,249,558
  Benefit payments                     116,538,138            55,942,631         3,571,240        57,024,267
                                    --------------         -------------        ----------       -----------
       Total deductions                116,654,987            46,810,525         3,466,946        66,377,516
                                    --------------         -------------        ----------       -----------

Change in net assets available
  for benefits                         403,815,968           412,626,955         2,544,189       (11,355,176)

Beginning net assets available
  for benefits                       2,017,817,827         1,153,517,518        62,231,356       802,068,953
                                    --------------         -------------        ----------       -----------

Ending net assets available for
  benefits                          $2,421,633,795         1,566,144,473        64,775,545       790,713,777
                                    ==============         =============        ==========       ===========

(6)  Plan Amendment
     --------------

     Effective April 1, 1995, the JCPenney Financial Services Thrift and Investment Retirement Plan (Thrift Plan) merged with the Plan. The net assets and number of participants of the Thrift Plan are not material to the Plan.

                                                                     (Continued)

                                                                      Schedule 1
                                                                      ----------

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes
                            as of December 31, 1994


     Identity of issue       Description of asset                                  Cost       Current value
     -----------------       --------------------                                  ----       -------------

J. C. Penney Company, Inc.*  Common stock, 30,911,521 shares                    $853,782,375  1,379,426,625
                                                                                ------------  -------------
State Street Bank*           Index Fund, 788,395 units                            25,284,138     55,629,970
                                                                                ------------  -------------
State Street Bank*           Liquidity Fund, 17,219,546 units                     17,219,546     17,219,546
                                                                                ------------  -------------
Bankers Trust (Delaware)     FHLMC backed CMO 6.00% - matures 3/15/12              4,911,573      5,070,224

Peoples Security Life        FHLMC backed CMO 6.25% - matures 10/15/13
 Insurance                                                                        20,422,652     19,175,895

Peoples Security Life        FHLMC backed CMO 5.50% - matures 7/15/03
 Insurance                                                                        11,074,246     10,513,343

Peoples Security Life        FHLMC backed CMO 6.35% - matures 11/15/14
 Insurance                                                                        30,651,869     28,761,909

Bankers Trust (Delaware)     FHLMC backed CMO 6.50% - matures 7/15/02             26,401,367     25,040,187

National Westminster Bank    FHLMC backed CMO 4.00% - matures 1/15/13             13,461,694     12,949,016

Provident Life and           FHLMC backed CMO 6.50% - matures 6/01/09
 Accident Insurance Company                                                           55,341         54,176


Provident Life and           FHLMC backed CMO 6.50% - matures 7/01/09
 Accident Insurance Company                                                        1,104,379      1,081,153


Provident Life and           FHLMC backed CMO 6.50% - matures 7/01/09
 Accident Insurance Company                                                        4,943,993      4,840,017


Provident Life and           FHLMC backed CMO 6.50% - matures 2/01/09
 Accident Insurance Company                                                        2,708,417      2,651,457


Peoples Security Life        FNMA backed CMO 6.75% - matures 1/25/13
 Insurance                                                                        55,228,716     55,187,362


Peoples Security Life        FNMA backed CMO 5.90% - matures 9/25/97
 Insurance                                                                        23,416,614     23,287,440

Peoples Security Life        FNMA backed CMO 6.50% - matures 8/25/03
 Insurance                                                                        23,721,343     21,426,284

Peoples Security Life        FNMA backed CMO 6.70% - matures 1/25/11
 Insurance                                                                         9,863,128      9,400,115

National Westminster Bank    FNMA backed CMO 5.50% - matures 1/25/12              11,799,332     10,864,990
                                                                                 -----------  -------------

       Total U.S. agency
        backed collateral-
        ized mortgage
        obligations                                                              239,764,664    230,303,568
                                                                                ------------  -------------

Bankers Trust (Delaware)     Government trust certificate zero coupon -
                               matures 11/15/96                                    8,726,100      8,685,500

Bankers Trust (Delaware)     Government trust certificate zero coupon -
                               matures 5/15/97                                     7,834,789      7,690,725

Bankers Trust (Delaware)     Government trust certificate zero coupon -
                               matures 11/15/96                                    1,084,557      1,080,476

Bankers Trust (Delaware)     Government trust certificate zero coupon -
                               matures 5/15/97                                       636,405        624,518

                                                   (Continued)

                                       2                       Schedule 1, Cont.
                                                               -----------------

                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

     Item 27a - Schedule of Assets Held for Investment Purposes, Continued


     Identity of issue       Description of asset                                  Cost       Current value
     -----------------       --------------------                                  ----       -------------


Provident Life and           Government trust certificate zero coupon -
 Accident Insurance Company   matures 5/15/99                                   $  3,271,500      3,200,400

Provident Life and           Government trust certificate zero coupon -
 Accident Insurance Company   matures 11/15/99                                     1,752,250      1,720,500

Provident Life and           Tennessee Valley Authority strip zero coupon -
 Accident Insurance Company   matures 10/15/98                                     1,649,648      1,619,530
                                                                                ------------  -------------

       Total other U.S. Government obligations                                    24,955,249     24,621,649
                                                                                ------------  -------------

Bankers Trust (Delaware)     MBNA credit card trust 8.25% - matures 6/30/98       10,488,499     10,009,300

Bankers Trust (Delaware)     Standard credit card trust 9.00% - matures
                             3/10/95                                              17,061,577     16,040,000

Provident Life and           Bank of Halifax 9.00% - matures 10/01/99
 Accident Insurance Company                                                        1,050,220      1,017,350

Provident Life and           NBD Bancorp 8.10% - matures 3/01/02
 Accident Insurance Company                                                        1,004,760        974,340

Provident Life and           National Westminster Bank PLC 9.45% - matures
 Accident Insurance Company   5/01/01                                              1,076,170      1,051,910

Provident Life and           Norwest Corporation 6.00% - matures 3/15/00
 Accident Insurance Company                                                          655,536        631,610

Provident Life and           Republic NY Corporation 8.88% - matures                 748,608        712,572
 Accident Insurance Company   2/15/01

Provident Life and           Wachovia Bank Corporation 7.00% - matures
 Accident Insurance Company   12/15/99                                               691,026        664,573

Provident Life and           American Express Card 6.13% - matures 6/15/00
 Accident Insurance Company                                                          925,050        907,810

Provident Life and           American General Corporation 9.63% - matures
 Accident Insurance Company   7/15/00                                                772,793        735,616

Provident Life and           Associates Corporation NA 6.25% - matures
 Accident Insurance Company   3/15/99                                                670,635        645,764

Provident Life and           Commercial Credit 9.60% - matures 5/15/99
 Accident Insurance Company                                                          759,080        728,378

Provident Life and           Premier Auto 6.65% - matures 11/02/98
 Accident Insurance Company                                                          699,125        672,000


Provident Life and           Yamaha Motor 6.25% - matures 9/17/01
 Accident Insurance Company                                                          953,281        929,060


 Provident Life and          Discover Card 6.70% - matures 2/16/00
  Accident Insurance Company                                                         698,159        674,625

Provident Life and           First Chicago 7.15% - matures 4/15/01
 Accident Insurance Company                                                          698,141        672,875


Provident Life and           Sears 7.00% - matures 1/15/04
 Accident Insurance Company                                                          698,906        667,842

Provident Life and           Signet 5.20% - matures 2/15/02
 Accident Insurance Company                                                          922,969        905,310

Provident Life and           Standard Credit Card 8.88% - matures 9/07/99
 Accident Insurance Company                                                        1,043,281      1,020,310


Provident Life and           Green Tree 7.30% - matures 12/15/19
 Accident Insurance Company                                                          698,906        668,717


Provident Life and           Goldman Sachs 6.38% - matures 6/15/00
 Accident Insurance Company                                                         656,705        630,441


Provident Life and           BP America Inc. 9.38% - matures 11/01/00
 Accident Insurance Company                                                        765,695        734,475

                                                                     (Continued)

                                       3                       Schedule 1, Cont.
                                                               -----------------

                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

     Item 27a - Schedule of Assets Held for Investment Purposes, Continued


     Identity of issue       Description of asset                                  Cost       Current value
     -----------------       --------------------                                  ----       -------------



Provident Life and           Mobil Corporation 8.38% - matures 2/12/01          $    738,129        704,410
 Accident Insurance Company

Provident Life and           Shell Canada Ltd. 7.38% - matures 6/01/99
 Accident Insurance Company                                                          699,748        677,530

Provident Life and           Soc Natl Elf Acquitaine 8.00% - matures 10/15/01
 Accident Insurance Company                                                        1,003,910        975,770

Provident Life and           Wal-Mart Stores Inc. 6.13% - matures 10/01/99
 Accident Insurance Company                                                          668,220        643,384

Provident Life and           Bell Atlantic Financial Services 5.43% - matures
 Accident Insurance Company   8/15/99                                                909,370        903,330

Provident Life and           Nippon Telephone & Telegraph Company 9.50% -
 Accident Insurance Company   matures 7/27/98                                        753,361        727,062

Provident Life and           Pacific Bell 8.70% - matures 6/15/01
 Accident Insurance Company                                                          532,770        509,800

Provident Life and           Southwestern Bell 6.38% - matures 4/01/01
 Accident Insurance Company                                                          663,173        634,599
                                                                                ------------  -------------

       Total corporate
        bonds and notes                                                           49,707,803     47,470,763
                                                                                ------------  -------------

Provident Life and           Province of Ontario 6.13% - matures 6/28/00
 Accident Insurance Company                                                          654,703        633,045

Provident Life and           European Investment 9.13% - matures 6/01/02
 Accident Insurance Company                                                        1,073,580      1,049,290

Provident Life and           Internation Bank for Reconstruction and
 Accident Insurance Company   Development 8.38% - matures 10/01/99                   351,666        343,583

Provident Life and           Government of Ireland 9.50% - matures 4/03/00
 Accident Insurance Company                                                        1,071,800      1,051,250

Provident Life and           Japan Finance Corporation 9.13% - matures 3/13/00
 Accident Insurance Company                                                        1,065,620      1,026,210

Provident Life and           KFW International Finance Inc. 9.13% - matures
 Accident Insurance Company   5/15/01                                                760,228        728,210

Provident Life and           Victorian Pub. Auth. Fin. 8.45% - matures 10/01/01
 Accident Insurance Company                                                        1,031,520      1,002,630
                                                                                ------------  -------------
       Total foreign
        government
         obligations                                                               6,009,117      5,834,218
                                                                                ------------  -------------

Provident Life and           Waste Management Inc. 7.70% - matures 10/01/02
 Accident Insurance Company                                                          980,820        963,200

Bankers Trust (Delaware)     Resolution Funding Corp. Strip zero coupon -
                              matures 4/15/98                                     19,202,343     18,808,041
                                                                                ------------  -------------

       Total other bonds                                                          20,183,163     19,771,241
                                                                                ------------  -------------

                                                                     (Continued)

                                       4                       Schedule 1, Cont.
                                                               -----------------

                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

     Item 27a - Schedule of Assets Held for Investment Purposes, Continued


     Identity of issue       Description of asset                                  Cost         Current value
     -----------------       --------------------                                  ----         -------------


Bankers Trust (Delaware)     Wrap agreement 8.25% - matures 6/30/98              $       69,374        124,793

Bankers Trust (Delaware)     Wrap agreement 6.00% - matures 3/15/12                     331,131         49,271

Bankers Trust (Delaware)     Wrap agreement 9.00% - matures 3/10/95                     119,100        496,448

Bankers Trust (Delaware)     Wrap agreement 6.50% - matures 7/15/02                     296,328      1,425,829

Bankers Trust (Delaware)     Wrap agreement zero coupon - maturities
                              ranging from 11/15/96 to 5/15/97                          240,648      1,378,159

Bankers Trust (Delaware)     Wrap agreement zero coupon - matures 4/15/98               104,630      2,016,444

National Westminster Bank    Wrap agreement 4.00% to 5.50% - maturities
                              ranging from 1/25/12 to 1/15/13                           310,781      1,662,688

Peoples Security Life        Wrap agreement 5.50% to 6.75% - maturities
 Insurance                    ranging from 9/25/97 to 11/15/14                        1,173,644      7,701,148


Provident Life and           Wrap agreement 5.20% to 9.63% - maturities
 Accident Insurance Company   ranging from 7/27/98 to 1/15/04                            85,500      2,082,907
                                                                                 --------------  -------------
       Total wrap                                                                     2,731,136     16,937,687
        agreements                                                               --------------  -------------
                             Interest rates ranging from 9.25% to 12.50%                     --     20,245,297
Participants' loans *                                                            --------------  -------------

Aetna Life Insurance         6.35% - matures 1/1/96
 Company                                                                              1,581,380      1,581,380
Aetna Life Insurance         8.95% - matures 1/1/96
 Company                                                                              2,572,071      2,572,071
Canada Life                  4.97% - matures 3/26/97                                 20,256,781     20,256,781
CNA Insurance Companies      8.69% - matures 7/1/96                                  24,704,999     24,704,999
Hartford Life Insurance      7.05% - matures 10/27/98
 Company                                                                             10,475,718     10,475,718
Massachusetts Mutual Life    4.50% - withdrawal available on demand, no
 Insurance Company            fixed maturity                                         18,437,341     18,437,341
Metropolitan Life            8.55% - matures 12/31/95
 Insurance Company                                                                   72,519,381     72,519,381
New York Life Insurance      8.11% - matures 4/29/99
 Company                                                                              6,061,845      6,061,845
Principal Mutual Life        9.13% - matures evenly on 6/30 of 1995, 1996, 1997
 Insurance Company                                                                   13,147,156     13,147,156
Protective Life Insurance    7.35% - matures 6/30/99
 Company                                                                             16,711,111     16,711,111
Provident Life & Accident    4.39% - matures 3/28/96
 Insurance Company                                                                   15,806,649     15,806,649
Prudential Asset             6.41% - matures 10/28/97
 Management Company                                                                  10,447,168     10,447,168
Prudential Asset             6.74% - matures 10/28/99
 Management Company                                                                  10,455,013     10,455,013
Prudential Asset             5.05% - matures 12/29/97
 Management Company                                                                  23,311,508     23,311,508
Prudential Asset             7.95% - matures 3/31/95
 Management Company                                                                  13,578,324     13,578,324

Southland Life               5.12% - matures 6/28/98                                 15,943,695     15,943,695
Southland Life               5.75% - matures 12/21/98                                11,678,918     11,678,918
Southland Life               5.40% - matures 2/18/98                                 10,526,341     10,526,341
Transamerica Occidental      4.83% - matures 3/27/97
 Life Insurance Company                                                              21,091,008     21,091,008
Transamerica Occidental      6.30% - matures 10/27/98
 Life Insurance Company                                                              18,892,135     18,892,135
                                                                                 --------------  -------------
       Total investment
        contracts with
        insurance companies                                                         338,198,542    338,198,542
                                                                                 --------------  -------------
       Total investments                                                         $1,577,835,733  2,155,659,106
                                                                                 ==============  =============

*Party in interest
See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------


                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1994

                                                                                                                Current
                                                                                      Expense                   value of
                                   Aggregate                                          incurred                  asset on     Net
Identity of party    Description   number of       Purchase       Selling    Lease      with         Cost     transaction   gain
    involved          of asset    transactions      price          price     rental  transaction   of asset       date      (loss)
    --------          --------    ------------     --------        -----     ------  -----------   --------       ----      ------

Purchases:
 Common stock:
   J. C. Penney        Common
     Company, Inc.     stock              64     $121,380,644          --       --           --   121,380,644  121,380,644     --

Sales:
 Investment contract
   with insurance
   company:
   Metropolitan
     Life Insurance
     Company           8.55% due
                        12/31/95         102               --   125,776,607     --           --   125,776,607  125,776,607     --

See accompanying independent auditors' report.

              [LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]





                         INDEPENDENT AUDITORS' CONSENT
                         -----------------------------


The J. C. Penney Company, Inc.
 Benefits Administration Committee,
 Benefit Plans Investment Committee, and
 Benefit Plans Review Committee:


We consent to incorporation by reference in the registration statements (No. 33-56995 and No. 33-59668) on Form S-8 of J. C. Penney Company, Inc. of our report dated May 12, 1995 relating to the statements of net assets available for benefits of the J. C. Penney Company, Inc. Savings and Profit-Sharing Retirement Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits and related schedules for the years then ended, which report appears in the December 31, 1994 annual report on Form 11-K of the J. C. Penney Company, Inc. Savings and Profit-Sharing Retirement Plan.



                                    /s/ KPMG Peat Marwick LLP


Dallas, Texas
June 22, 1995

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                    SAVINGS AND PROFIT-SHARING RETIREMENT PLAN



                    By:  /s/ J. F. Hundley
                         --------------------------------------------
                         J. F. Hundley
                         Member of Benefits Administration Committee



Date:  June 22, 1995